240.13d-102Schedule
13G Information
to be included in statements filed
pursuant to 240.13d-1(b), (c), and
(d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission,
 Washington, D.C. 20549
Schedule 13
Under the Securities Exchange Act of
1934
(Amendment No._)*
KINGSWOOD ACQUISITION CORP
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
496861204
(CUSIP Number)
DECEMBER 31, 2020
(Date of Event Which Requires
Filing of this Statement)
Check the appropriate box to
designate the rule pursuant to which this
Schedule is filed
[X] Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)
*The remainder of this cover page shall be filled
out for a reporting person's initial filing on
this form with respect to the subject class of
securities, and for any subsequent amendment
containing information which would alter the
disclosures provided in a prior cover page.
The information required in the remainder of
this cover page shall not be deemed to be filed
for the purpose of Section 18 of the Securities
Exchange Act of 1934 (Act) or otherwise
subject to the liabilities of that section of the
 Act but shall be subject to all other provisions
 of the Act (however, see the Notes).
CUSIP No. 496861204
(1) Names of reporting persons
OMNI PARTNERS LLP
(2) Check the appropriate box if a member of
 a group
(a)
(see instructions)
(b)
(3) SEC use only
(4) Citizenship or place of organization
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
Number of shares beneficially owned by each
reporting person with
(5) Sole voting power
(6) Shared voting power
603,908
(7) Sole dispositive power
(8) Shared dispositive power
(9) Aggregate amount beneficially
owned by each reporting person
603,908
(10) Check if the aggregate amount in
Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)
5.25%
(12) Type of reporting person (see instructions)
IA
Page _of _ ages
Instructions for Cover Page
(1) Names of Reporting Persons
Furnish the full legal name of each
person for whom the report is filed i.e.,
each person required to sign the schedule itself
including each member of a group. Do not include
 the name of a person required to be identified
in the report but who is not a reporting person.
(2) If any of the shares beneficially owned by
 a reporting person are held as a member of a
group and that membership is expressly affirmed,
please check row 2(a). If the reporting person
disclaims membership in a group or describes a
 relationship with other person but does not
affirm the existence of a group, please check
 row 2(b) [unless it is a joint filing pursuant
 to Rule 13d-1(k)(1) in which case it may not
 be necessary to check row 2(b)].
(3) The third row is for SEC internal use;
please leave blank.
(4) Citizenship or Place of Organization
Furnish citizenship if the named reporting
 person is a natural person. Otherwise,
furnish place of organization.
(5)-(9), (11) Aggregated Amount Beneficially
 Owned By Each Reporting Person, etc.
Rows (5) through (9) inclusive, and (11)
are to be completed in accordance with the
 provisions of Item 4 of Schedule 13G. All
percentages are to be rounded off to the
nearest tenth (one place after decimal point).
(10) Check if the aggregate amount reported
as beneficially owned in row (9) does not
include shares as to which beneficial ownership
 is disclaimed pursuant to Rule 13d-4 [17 CFR
 240.13d-4] under the Securities Exchange Act
of 1934.
(12) Type of Reporting Person Please classify
each reporting person according to the
following breakdown (see Item 3 of Schedule 13G)
and place the appropriate Symbol on the form
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies of the second
 part of the cover page as are needed,
one reporting person per page.
Filing persons may, in order to avoid
unnecessary duplication, answer items
on the schedules (Schedule 13D, 13G or
TO) by appropriate cross references to an
item or items on the cover page(s). This
approach may only be used where the cover
page item or items provide all the disclosure
 required by the schedule item. Moreover,
such a use of a cover page item will result
 in the item becoming a part of the schedule
 and accordingly being considered as filed
 for purposes of section 18 of the Securities
Exchange Act or otherwise subject to the
liabilities of that section of the Act.
Reporting persons may comply with their cover
page filing requirements by filing either completed
 copies of the blank forms available from the
Commission, printed or typed facsimiles, or
computer printed facsimiles, provided the
documents filed have identical formats to the
forms prescribed in the Commission's regulations
 and meet existing Securities Exchange Act rules
 as to such matters as clarity and size (Securities
Exchange Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE
 13G
Under Sections 13(d), 13(g) and 23 of the Securities
 Exchange Act of 1934 and the rules and regulations
 thereunder, the Commission is authorized to solicit
the information required to be supplied by this
schedule by certain security holders of certain
issuers.
Disclosure of the information specified in this
 schedule is mandatory. The information will be
 used for the primary purpose of determining and
 disclosing the holdings of certain beneficial
owners of certain equity securities. This statement
 will be made a matter of public record.
Therefore, any information given will be
available for inspection by any member of
the public.
Because of the public nature of the information,
the Commission can use it for a variety of purposes,
 including referral to other governmental authorities
 or securities selfregulatory organizations for
investigatory purposes or in connection with
litigation involving the Federal securities laws
or other civil, criminal or regulatory statutes or
 provisions.
Failure to disclose the information requested by
 this schedule may result in civil or criminal
action against the persons involved for violation
 of the Federal securities laws and rules
promulgated thereunder.
Instructions. A. Statements filed pursuant
to Rule 13d-1(b) containing the information
 required by this schedule shall be filed not
later than February 14 following the calendar
year covered by the statement or within the time
 specified in Rules 13d-1(b)(2) and 13d-2(c).
 Statements filed pursuant to Rule 13d-1(d)
shall be filed within the time specified in
Rules 13d-1(c), 13d-2(b) and 13d-2(d).
Statements filed pursuant to Rule 13d-1(c)
shall be filed not later than February 14
following the calendar year covered by the
statement pursuant to Rules 13d-1(d) and 13d-2(b).
B. Information contained in a form which is
required to be filed by rules under section
13(f) (15 U.S.C. 78m(f)) for the same calendar
 year as that covered by a statement on this
schedule may be incorporated by reference in
response to any of the items of this schedule.
 If such information is incorporated by reference
 in this schedule, copies of the relevant
 pages of such form shall be filed as an
exhibit to this schedule.
C. The item numbers and captions of the items
 shall be included but the text of the items
 is to be omitted. The answers to the items
shall be so prepared as to indicate clearly
the coverage of the items without referring
to the text of the items. Answer every item.
 If an item is inapplicable or the answer is
 in the negative, so state.
Item 1(a) Name of issuer:___
KINGSWOOD ACQUISITION CORP
Item 1(b) Address of issuer's principal
 executive offices:____
17 Battery Place Room 625 New York, NY
10004 United States
2(a) Name of person filing:
OMNI PARTNERS LLP
2(b) Address or principal business office or,
 if none, residence:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:
496861204
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) [] Broker or dealer registered under
section 15 of the Act (15 U.S.C. 78o);
     (b) [] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) [] Insurance company as defined in section
 3(a)(19) of the Act (15 U.S.C. 78c);
     (d) [X] Investment company registered under
section 8 of the Investment Company Act of 1940
 (15 U.S.C 80a-8);
     (e) [] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
     (f) [] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
     (g) [] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
     (h) [] A savings associations as defined in
 Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
     (i) [] A church plan that is excluded from the definition of an investment company under section
 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

     (j) [] A non-U.S. institution in accordance with
240.13d-1(b)(1)(ii)(J);
     (k) [] Group, in accordance with 240.13d-1(b)
(1)(ii)(K). If filing as a non-U.S. institution in
accordance with 240.13d-1(b)(1)(ii)(J), please specify
the type of institution: ____
Item 4. Ownership
Provide the following information regarding the aggregate
number and percentage of the class of securities of the
issuer identified in Item 1.
(a) Amount beneficially owned: _____603,908.
(b) Percent of class: _____5.25%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote _____.
(ii) Shared power to vote or to direct the vote _____603,908.
(iii) Sole power to dispose or to direct the disposition of _____.
(iv) Shared power to dispose or to direct the disposition of _____. Instruction. For computations regarding securities which represent a right to acquire an underlying security see
240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or Less of a Class. If
 this statement is being filed to report the fact that
 as of the date hereof the reporting person has ceased
 to be the beneficial owner of more than 5 percent of the
class of securities, check the following [].
Instruction. Dissolution of a group requires a response
to this item.
Item 6. Ownership of More than 5 Percent on Behalf of
Another Person. If any other person is known to have the
right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities,
a statement to that effect should be included in response
to this item and, if such interest relates to more than 5
percent of the class, such person should be identified. A
listing of the shareholders of an investment company
 registered under the Investment Company Act of 1940 or
 the beneficiaries of employee benefit plan, pension fund
or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
 Holding Company or Control Person. If a parent holding
company or control person has filed this schedule pursuant
 to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g)
and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule
 pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an
exhibit stating the identification of the relevant subsidiary.
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
If a group has filed this schedule pursuant to 240.13d-1(b)
(1)(ii)(J), so indicate under Item 3(j) and attach an
exhibit stating the identity and Item 3 classification
 of each member of the group. If a group has filed this
 schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d),
 attach an exhibit stating the identity of each member
of the group.
Item 9. Notice of Dissolution of Group. Notice of
dissolution of a group may be furnished as an exhibit
stating the date of the dissolution and that all further
 filings with respect to transactions in the security
 reported on will be filed, if required, by members
 of the group, in their individual capacity. See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification shall be included
if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my
 knowledge and belief, the securities referred to
above were acquired and are held in the ordinary
course of business and were not acquired and are
 not held for the purpose of or with the effect
of changing or influencing the control of the
issuer of the securities and were not acquired
 and are not held in connection with or as a
 participant in any transaction having that
purpose or effect, other than activities solely
in connection with a nomination under 240.14a-11.
(b) The following certification shall be included
 if the statement is filed pursuant to 240.13d-1(b)
(1)(ii)(J), or if the statement is filed pursuant
to 240.13d-1(b)(1)(ii)(K) and a member of the
group is a non-U.S. institution eligible to file
pursuant to 240.13d-1(b)(1)(ii)(J):
By signing below I certify that, to the best of
 my knowledge and belief, the foreign regulatory
 scheme applicable to [insert particular category
 of institutional investor] is substantially
comparable to the regulatory scheme applicable
 to the functionally equivalent U.S. institution(s).
 I also undertake to furnish to the Commission
 staff, upon request, information that would
otherwise be disclosed in a Schedule 13D.
(c) The following certification shall be included
 if the statement is filed pursuant to 240.13d-1(c):
By signing below I certify that, to the best of
 my knowledge and belief, the securities
referred to above were not acquired and are
 not held for the purpose of or with the effect
of changing or influencing the control of the issuer
of the securities and were not acquired and are not
held in connection with or as a participant in any
transaction having that purpose or effect, other
 than activities solely in connection with a
 nomination under 240.14a-11.
Signature. After reasonable inquiry and to
the best of my knowledge and belief, I certify
 that the information set forth in this statement
 is true, complete and correct.
Dated:__ FEBRUARY 16, 2021
_____.
Signature.
STEPHEN HILL, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
 The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties for whom copies are to be sent.